                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                              Dated April 15, 2003

                           For the month of March 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                Form 20-F     X              Form 40-F
                           -------                    ----------



   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                          No     X
                    --------                     --------



   (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )
                                              --------------


   This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                                    SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             United Microelectronics Corporation



Date:         4/15/2003                      By    /s/ Stan Hung
     --------          ------                   --------------------------------

                                                 Stan Hung

                                                 Chief Financial Officer

                                     Exhibit

Exhibit     Description

99.1 Announcement on Mar 13, 2003: To announce related materials on more than NTD 300,000,000 in accumulated amount has been spent on the Company shares repurchase
99.2 Announcement on Mar 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC
99.3 Announcement on Mar 19, 2003: To announce related materials on acquisition of Silicon Integrated Systems Corporation securities
99.4 Announcement on Mar 20, 2003: Impacts of assumed US-Iraq war on the Company's financial and business situation
99.5 Announcement on Mar 21, 2003: To announce related materials on more than NTD 300,000,000 in accumulated amount has been spent on the Company shares repurchase
99.6 Announcement on Mar 25, 2003: Important Resolutions Approved from 8th term,21st Board Meeting
99.7 Announcement on Mar 25, 2003: Board Meeting Approved a Resolution for New Shares Issuance
99.8 Announcement on Mar 25, 2003: Board Meeting's Resolution on Retained Earning Distribution
99.9 Announcement on Mar 25, 2003: Board's Resolution to Convene Annual General Meeting (AGM)
99.10 Announcement on Mar 25, 2003: To announce related materials on more than NTD 300,000,000 in accumulated amount has been spent on the Company shares repurchase
99.11       Announcement on Mar 27, 2003: UMC Forms Strategic Partnership with
            Silicon7
99.12 Announcement on Mar 27, 2003: To announce related materials on more than NTD 300,000,000 in accumulated amount has been spent on the Company shares repurchase
99.13 Announcement on Mar 27, 2003: To announce related materials on acquisition of Silicon Integrated Systems Corporation securities
99.14 Announcement on Mar 28, 2003: UMC Honors Xilinx for Milestone Achievement:300mm Volume Manufacturing on Advanced Technologies
99.15 Announcement on Mar 31, 2003: UMC Delivering Customer IC's Built on 90nm Technology
99.16       Announcement on April 2, 2003: Oki and UMC/UMCJ Achieve New
            Production
99.17 Announcement on April 8, 2003: Giga Solution, Mentor Graphics and UMC Release Foundry Design Kits for 0.18um RF Mixed-Mode Process
99.18       Announcement on April 10, 2003: March Sales
99.19 Announcement on April 11, 2003: The Board of Directors of the Company decides to issue unsecured corporate bonds
99.20 Announcement on April 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    Exhibit 99.1

To announce related materials on more than NTD 300,000,000 in accumulated amount has been spent on the Company shares repurchase
1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2003/03/13
2. Number of shares repurchased this time:15,800,000 shares
3. Type of shares repurchased this time:common stock
4. Total monetary amount of shares repurchased this time:NTD 307,457,465
5. Average repurchase price per share this time:NTD 19.46
6. Cumulative number of own shares held during the repurchase period: 15,800,000 shares
7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares:0.1%
8. Any other matters that need to be specified:None

                                                                    Exhibit 99.2
                       United Microelectronics Corporation
                         For the month of February, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of February, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders


     Title              Name         Number of shares held  Number of shares     Number of shares    Changes
                                     when elected (for      held as of           held as of
                                     Directors,             December 31, 2002    February 28, 2003
                                     Supervisors and
                                     Executive Officers)
                                     or as May 30, 2001

      N/A                N/A


2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :


     Title        Name          Number of       Number of             Changes
                                shares pledge   shares pledge
                                as of           as of
                                December 31,    February 28,,
                                2002            2003

      N/A         N/A



3) The acquisition assets (NT$ Thousand)

       Description of assets                       February             Jan -Feb
Semiconductor Manufacturing Equipment               269,728              921,767
Fixed assets                                          8,679                9,460


4) The disposition of assets (NT$ Thousand)


       Description of assets                       February             Jan -Feb
Semiconductor Manufacturing Equipment               111,184              111,620
Fixed assets                                              0                    0

                                                                    Exhibit 99.3

To announce related materials on acquisition of Silicon Integrated Systems Corporation securities
1. Name of the security:common shares of Silicon Integrated Systems Corp.
2. Trading date:2003/03/06~2003/03/19
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume:4,376,000 units;unit price:NTD$25.69;total amount:
   NTD$112,427,104
4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable
5. Relationship with the underlying company of the trade:Silicon Integrated Systems Corp.,investee company under equity method
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:cumulative volume:71,831,000 units;amount:
   NTD1,944,349,714; percentage of holdings:5.37%; status of restriction of rights:no
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:ratio of total assets:21.19%; ratio of shareholder's equity:29.41%; the operational capital as shown in the most recent financial statement:$61,639,615 thousand NTD
8. Concrete purpose/objective of the acquisition or disposal:long-term investment
9. Opinions of directors expressing opposition to the current trade:none
10.Any other matters that need to be specified:none

                                                                    Exhibit 99.4

Impacts of assumed US-Iraq war on the Company's financial and business situation
1. Date of occurrence of the event:2003/03/20
2. Cause of occurrence:The assumed US-Iraq war currently has no impact on the Company's financial and business situation
3. Countermeasures:None
4. Any other matters that need to be specified:The Company will make announcements on impacts and management measures if any further development.

                                                                    Exhibit 99.5

To announce related materials on more than NTD 300,000,000 in accumulated amount has been spenton the Company shares repurchase
1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2003/03/21
2. Number of shares repurchased this time:18,650,000 shares
3. Type of shares repurchased this time:common stock
4. Total monetary amount of shares repurchased this time:NTD 400,841,980
5. Average repurchase price per share this time:NTD 21.49
6. Cumulative number of own shares held during the repurchase period: 34,450,000 shares
7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares:0.22%
8. Any other matters that need to be specified:None

                                                                    Exhibit 99.6

Important Resolutions Approved from 8th term,21st Board Meeting
1.  Date of occurrence of the event:2003/03/25
2.  Cause of occurrence:n/a
3.  Countermeasures:n/a
4.  Any other matters that need to be specified:
(1) The Company's revenue for 2002 is NT$67,425,745 thousand, net income after tax is NT$7,072,032 thousand, EPS is NT$0.48
(2) Proposal to pay a stock dividend: to issue a stock dividend of 40 common shares for every 1,000 common shares
(3) Approved amendment of the Company's Article of Incorporation No.2 and
    No.25
(4) 2003 annual general meeting (AGM) will be held at 9:30am on June 9, 2003 in the Auditorium of Activity Center, Hsinchu Science-Based Industrial Park

                                                                    Exhibit 99.7

Board Meeting Approved a Resolution for New Shares Issuance
1. Date of the board of directors resolution:2003/03/25
2. Source of capital increase funds:undistributed retained earnings from 2002 and before
3. Number of shares issued:665,897,817 shares (including employee bonus shares)
4. Par value per share:NT$10
5. Total monetary amount of the issue:NT$6,658,978,170
6. Issue price:n/a
7. Number of shares subscribed by or allotted to employees:57,972,672 shares for employee bonus
8. Number of shares publicly sold:n/a
9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders:each shareholder will be entitled to receive a stock dividend of 40 shares for every 1,000 common shares held by shareholders.
10.Method of handling fractional shares and shares unsubscribed by the deadline:
   if received shares include any fractional shares which are less than one share, shareholders may arrange fractional shares to form one full share and register within 5 days of the record date. Otherwise cash will be paid in the amount calculated at par value and Chairman will be authorized to arrange designated parties to purchase fractional shares.
11.Rights and obligations of the newly issued shares:same as oridnary shares 12.Utilization of the funds from the capital increase:investment and expansion project
13.Any other matters that need to be specified:none

                                                                    Exhibit 99.8

Board Meeting's Resolution on Retained Earning Distribution
1.  Date of the board of directors resolution:2003/03/25
2. Type and monetary amount of dividend distribution:stock dividend NT$6,079,251,450
3.  Any other matters that need to be specified:
(1) Propose to distribute employee bonus shares NT$579,726,720, bonus to directors & supervisors is NT$5,803,914
(2) Propose to issue 57,972,672 shares as employee bonuses, which account for 8.71% of total new shares issuance
(3) Recalculated EPS after distributions of employee bonuses and directors & supervisors bonuses is NT$0.44

                                                                    Exhibit 99.9

Board's Resolution to Convene Annual General Meeting (AGM)
1.  Date of the board of directors resolution:2003/03/25
2.  Date for convening the shareholders' meeting:2003/06/09
3. Location for convening the shareholders' meeting:The Auditorium in the Activity Center of Hsinchu Science-Based Industrial Park
4.  Cause or subjects for convening the meeting:
(1) Reporting items
(2) To accept the Company's 2002 business report and financial statement
(3) To approve the Company's 2002 retained earnings distribution
(4) To approve the amendment on the procedure of acquisition or disposal of assets
(5) To approve the amendment of the Company's "Endorsements and Guarantees Method", and change its title to "Endorsements and Guarantees Procedures"
(6) To approve the amendment of the Company's "Loan Procedures"
(7) To approve the amendment of the Company's "Financial Derivatives Transactions Procedures"
(8) To approve allowing the Company's director, John Hsuan, to serve as a director of the company that is competing in the same or similar industry as UMC
(9) To approve the capitalization of retained earings
(10)To approve the amendment to the Comapny's Articles of Incorporation
(11)Other agenda and special motions
5. Starting and ending dates of suspension of share transfer:2003/04/11~ 2003/06/09
6.  Any other matters that need to be specified:none

                                                                   Exhibit 99.10

To announce related materials on more than NTD 300,000,000 in accumulated amount has been spent on the Company shares repurchase
1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2003/03/25
2.  Number of shares repurchased this time:19,000,000 shares
3.  Type of shares repurchased this time:common stock
4.  Total monetary amount of shares repurchased this time:NTD 404,795,928
5.  Average repurchase price per share this time:NTD 21.31
6.  Cumulative number of own shares held during the repurchase period:
    53,450,000 shares
7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares:0.35%
8.  Any other matters that need to be specified:None

                                                                   Exhibit 99.11

UMC Forms Strategic Partnership with Silicon7
1. Date of occurrence of the event:2003/03/27
2. Cause of occurrence:Hsinchu, Taiwan, and Seoul, South Korea--UMC (NYSE: UMC), a world leading semiconductor foundry, and cutting edge memory design house, Silicon7, today announced the completion of a strategic investment to form a partnership aimed at providing advanced, cost-effective memory products for the growing mobile handset and communications markets. John Hsuan, vice-chairman of UMC, was also appointed to Silicon7's board of directors. UMC and Silicon7 have been cooperating for a number of years on the development and manufacturing of memory products that target the mobile communications market space. Silicon7's Compact Cell SRAM products are in volume production at UMC and deliver the low cost, low power and high performance that are required by today's advanced mobile computing and portable communications devices.
3. Countermeasures:none
4. Any other matters that need to be specified:none

                                                                   Exhibit 99.12

To announce related materials on more than NTD 300,000,000 in accumulated amount has been spenton the Company shares repurchase
1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2003/03/27
2.  Number of shares repurchased this time:31,000,000 shares
3.  Type of shares repurchased this time:common stock
4.  Total monetary amount of shares repurchased this time:NTD 644,580,192
5.  Average repurchase price per share this time:NTD 20.79
6.  Cumulative number of own shares held during the repurchase period:
    84,450,000 shares
7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company's issued shares:0.55%
8.  Any other matters that need to be specified:None

                                                                   Exhibit 99.13

To announce related materials on acquisition of Silicon Integrated Systems Corporation securities
1.  Name of the security:common shares of Silicon Integrated Systems Corp.
2.  Trading date:2003/03/20~2003/03/27
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume:4,305,000 units;unit price:NTD$25.13;total amount:
    NTD$108,168,950
4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable
5. Relationship with the underlying company of the trade:Silicon Integrated Systems Corp.,investee company under equity method
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:cumulative volume:76,136,000 units;amount:
    NTD2,052,518,664; percentage of holdings:5.69%; status of restriction of rights:no
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:ratio of total assets:20.28%; ratio of shareholder's equity:28.15%; the operational capital as shown in the most recent financial statement:$61,639,615 thousand NTD
8. Concrete purpose/objective of the acquisition or disposal:long-term investment
9.  Opinions of directors expressing opposition to the current trade:none
10. Any other matters that need to be specified:none

                                                                   Exhibit 99.14

UMC Honors Xilinx for Milestone Achievement:300mm Volume Manufacturing on Advanced Technologies
1.  Date of occurrence of the event:2003/03/27
2.  Cause of occurrence:Hsinchu, Taiwan, March 27, 2003 -- UMC (NYSE: UMC, TSE:
    2303),a world leading semiconductor foundry, today announced that the company has granted Xilinx Inc. (NASDAQ: XLNX) a Customer Appreciation Award for achieving key manufacturing milestones in the semiconductor industry: volume production of all advanced FPGA product lines on 300mm wafers using
    0.13 and 0.15-micron process technology.
    The award commemorates the significance of this industry achievement to both UMC and Xilinx. Xilinx is one of the highest volume purchasers of 300mm wafers in the world and the world's leading programmable logic solutions company with more than 60 percent FPGA market segment share. The industry's most advanced FPGA product line - the Xilinx 0.13 Virtex-II Pro family - is in production at Fab 12A (Tainan, Taiwan), with excellent yields. By standardizing on 300mm wafers, Xilinx is delivering the maximum cost efficiencies to its customers by producing approximately 2.5 times as many devices per wafer compared to 200mm wafers. Additional Xilinx product families produced in volume by UMC are: Virtex-E, Virtex-II, Virtex-II Pro and Spartan-IIE FPGAs.
    UMC is currently in volume production for a variety of 0.13um products targeting a wide range of applications, and is currently migrating more of these designs to 300mm wafer manufacturing. Revenues from 0.13um technology were 6% of total sales at the end of 2002.
3.  Countermeasures:none
4.  Any other matters that need to be specified:none

                                                                   Exhibit 99.15

UMC Delivering Customer IC's Built on 90nm Technology
1.  Date of occurrence of the event:2003/03/31
2.  Cause of occurrence:Hsinchu, Taiwan, March 31, 2003 -- UMC (NYSE: UMC; TSE:
    2303), a world leading semiconductor foundry, today announced that it is shipping customer products based on its 90nm (0.09-um) logic process, making UMC the first dedicated foundry company to announce the delivery of working customer IC's built on the industry's most advanced manufacturing technology UMC is the first foundry to achieve this significant milestone, signifying the tremendous progress it has made on its most advanced process offering over recent months. UMC expects to move customer wafers to volume production later this year.
    UMC's extensive experience at the 0.13-um generation has helped smooth the transition to 90nm pilot production. Many of the materials and techniques that were first introduced at the 0.13um generation also apply to 90nm, including copper interconnects and low-k dielectric materials. UMC's 90nm process pushes the technology envelope by incorporating up to 9 copper metal layers, triple gate oxide and other advanced features. Companies demanding ultimate performance, density, and power consumption in the fields of computing, communications and consumer electronics will benefit from UMC's progress in 90nm manufacturing technology development.
3.  Countermeasures:none
4.  Any other matters that need to be specified:none

                                                                   Exhibit 99.16
Oki and UMC/UMCJ Achieve New Production
1.  Date of occurrence of the event:2003/04/02
2.  Cause of occurrence:TOKYO, Japan-- Oki Electric Industry Co., Ltd.
    (TSE 6703), Japan's leading electronics manufacturing company, and world leading semiconductor foundry UMC (NYSE UMC) today celebrated UMC's production of 50,000 wafers and reaching 10,000 wafers per month production for Oki. The announcement was made during a high level meeting held at Oki's worldwide headquarters. The two companies announced a strategic foundry partnership in September 2002 and have since rapidly ramped to high volume production for Oki's LSI products.
3.  Countermeasures:none
4.  Any other matters that need to be specified:none

                                                                   Exhibit 99.17

Giga Solution, Mentor Graphics and UMC Release Foundry Design Kits for 0.18um RF Mixed-Mode Process
1.  Date of occurrence of the event:2003/04/08
2. Cause of occurrence:HSINCHU, Taiwan - Giga Solution, the leading RF services company; Mentor Graphics (NASD: MENT), a world leader in electronic hardware and software design solutions; and UMC (NYSE: UMC), a world leading semiconductor foundry, announced today the immediate availability of radio frequency (RF) and mixed-mode foundry design kits (FDKs) for UMC's 0.18um process technology. A direct result of a three-way collaboration between the industry leaders, these fully-tested FDKs, integrating Giga Solution's silicon proven RF component library and friendly-user interface, enable quick ramp-up on Mentor's integrated, mixed-signal system on a chip (SoC) design flow, in turn increasing productivity and speeding time to market. The 0.18um mixed-mode/RF CMOS FDK is implemented by Giga Solution ready for production design on a Mentor-based design flow. This FDK with a symbolized user interface supports schematic symbols, two-way call-back function, Eldo simulation models, process definition files, device generators, Calibre DRC/LVS, Calibre xRC LPE, and all other configuration files needed to effectively utilize Mentor's comprehensive mixed-signal SoC design flow. For the highly competitive wireless communication market, RF/mixed-mode SoC designers can easily design the most optimized circuits in the shortest possible time with this total solution. The 0.13um Mixed-mode CMOS FDK will be released later this year.
3.  Countermeasures:none
4.  Any other matters that need to be specified:none

                                                                   Exhibit 99.18
                       United Microelectronics Corporation
                                 April 10, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2003


5) Sales volume (NT$ Thousand)

   Period              Items               2003            2002            Changes           %

March              Invoice amount       7,828,325        4,701,077         3,127,248       66.52%
Jan -March         Invoice amount      18,593,984       14,821,963         3,772,021       25.45%
March              Net sales            7,056,527        4,548,276         2,508,251       55.15%
Jan -March         Net sales           17,898,636       12,158,840         5,739,796       47.21%


6) Funds lent to other parties (NT$ Thousand)


                     Limit of lending         March        Bal. as of period end
UMC                        30,949,691             0                          0
UMC's subsidiaries          1,940,958       -31,908                  1,909,050


7) Endorsements and guarantees (NT$ Thousand)


                                       Limit of endorsements            March        Bal. as of period end
UMC                                               61,899,383              0                          0
UMC's subsidiaries                                         0              0                          0
UMC endorses for subsidiaries                                             0                          0
UMC's subsidiaries endorse for UMC                                        0                          0
UMC endorses for PRC companies                                            0                          0
UMC's subsidiaries endorse for PRC companies                              0                          0



8) Financial derivatives transactions

a-1   Hedging purpose (for assets/liabilities denominated in foreign currencies)


Underlying assets / liabilities                                     N/A
Financial instruments
Realized profit (loss)


a-2   Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities                                     N/A
Financial instruments
Realized profit (loss)

b     Trading purpose : None

                                                                   Exhibit 99.19

The Board of Directors of the Company decides to issue unsecured corporate bonds
1.  Date of the board of directors resolution:2003/04/11
2.  Name [__nth issue of (secured, unsecured) corporate bonds of ___ Co.]:
    3rd issue of unsecured corporate bonds of United Microelectronics
    Corporation
3.  Total amount of the issue:$15,000 million NTD.
4.  Face value:Initially set as $5 million NTD.
5.  Issue price:Par value
6.  Issue period:Authorize the Chairman to decide based on the market condition.
7. Issue coupon/interest rate:Authorize the Chairman to decide based on the market condition.
8. Types, names, monetary amounts of security or collateral and stipulations thereupon:Not applicable.
9. Use of the funds raised by the offering and utilization plan:Material Purchasing
10. Underwriting method:Authorize the Chairman to decide based on the market condition.
11. Trustees for the bonds:Authorize the Chairman to decide based on the market condition.
12. Underwriter or distributing agent institution:Authorize the Chairman to decide based on the market condition.
13. Guarantor(s) for the issue:Not applicable.
14. Institution serving as agent for payment of the principal and interest:
    Authorize the Chairman to decide based on the market condition.
15. Certifying institution:Authorize the Chairman to decide based on the market condition.
16. Where convertible into shares, the rules for conversion:Not applicable.
17. Resale conditions:Not applicable.
18. Repurchase conditions:Not applicable.
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached:Not applicable.
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached:Not applicable.
21. Any other matters that need to be specified:After the corporate bond is approved by SFC of MOF and issued, the Company will authorize the Chairman to apply the corporate bond for ROC OTC trading on the premise of full compliance with the related regulations. The Company will make a public announcement after the terms of the corporate bond are decided.

                                                                   Exhibit 99.20

                       United Microelectronics Corporation
                          For the month of March, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of March, 2003

9) The trading of directors, supervisors, executive officers and 10% shareholders


     Title              Name         Number of shares held  Number of shares     Number of shares    Changes
                                     when elected (for      held as of           held as of
                                     Directors,             December 31, 2002    March 31, 2003
                                     Supervisors and
                                     Executive Officers)
                                     or as May 30, 2001
      N/A                N/A


10) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

     Title       Name           Number of         Number of             Changes
                                shares pledge     shares pledge
                                as of             as of
                                December 31,      March 31, 2003
                                2002

      N/A        N/A

11) The acquisition assets (NT$ Thousand)


          Description of assets                   March              Jan -Mar

Semiconductor Manufacturing Equipment           382,162              1303,929

Fixed assets                                        403                 9,863

12) The disposition of assets (NT$ Thousand)


        Description of assets                   March              Jan -Mar

Semiconductor Manufacturing Equipment         485,231               596,851
Fixed assets                                        0                     0